

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Jay Short, Ph.D.
Chairman and Chief Executive Officer
BioAtla, Inc.
11085 Torreyana Road
San Diego, CA 92121

> **Re: BioAtla, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed December 8, 2020**
> **File No. 333-250093**

Dear Dr. Short:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 3, 2020 letter.

Amendment No. 1 to Registration Statement on Form S-1

Capitalization, page 86

1. As you have noted elsewhere throughout the filing that certain of your stockholders have elected to convert their Series D preferred stock into shares of Class B common stock, instead of common stock, upon the completion of this offering, please tell us why, on a pro forma basis, you do not reflect the issuance of shares of your Class B common stock.

Global Co-Development and Collaboration Agreement with BeiGene, Ltd., page 160

2. We note your disclosure that you are eligible to receive tiered royalties, ranging from the high-single digits to low twenties. Please revise your disclosure to state the number of tiers under your royalty arrangement.

Jay Short, Ph.D.
BioAtla, Inc.
December 8, 2020
Page 2

<u>Amended and Restated Exclusive Rights Agreement with Himalaya Therapeutics SEZC, page 161</u>

3.   We note your disclosure that payments to the Company may include double-digit royalties. Please expand your disclosure to provide a more defined range of royalties that does not exceed ten percentage points.

  You may contact Nudrat Salik at 202-551-3692 or Sasha Parikh at 202-551-3627 if you have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Suzanne Hayes at 202-551-3675 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: David Shulman, Esq.